Main Street Capital Corporation
1300 Post Oak Boulevard, Suite 800
Houston, Texas 77056

October 14, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re: Main Street Capital Corporation – Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Main Street Capital Corporation (the “Company” ), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, is a copy of the following materials:

1.	A copy of the Fidelity Bond covering the Company; and

2.
A Certificate of the Secretary of the Company, which attaches a copy of the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (713) 350-6000

Very truly yours,

/s/ Jason B. Beauvais

Jason B. Beauvais
Vice President, General Counsel
and Secretary

Enclosures

MAIN STREET CAPITAL CORPORATION
CERTIFICATE OF SECRETARY

The undersigned, Jason B. Beauvais, Secretary of Main Street Capital Corporation, a Maryland corporation (the “Company”), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period October 4, 2009 to October 4, 2010.

IN WITNESS WHEREOF, I have executed this certificate as of this 14th day of October 2009.

MAIN STREET CAPITAL CORPORATION

By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Secretary

EXHIBIT A

Resolutions approved by the Board of Directors
of Main Street Capital Corporation
on October 13, 2009

Approval of Fidelity Bond

WHEREAS, Section 17(g) of the Investment Company Act of 1940 (the “1940 Act”), and Rule 17g-1(a) thereunder, require a business development company (“BDC”), such as Main Street Capital Corporation, a Maryland corporation (the “Company”), to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC, who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of the members of the Board of Directors of the Company (the “Board”) who are not “interested persons” of the BDC (the “Non-Interested Directors”) approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1; and

WHEREAS, the Board, including all of the Non-Interested Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company’s officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including such Non-Interested Directors;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Federal Insurance Company, a Chubb Group Insurance Company, having an aggregate coverage of $5,000,000 is reasonable, and the Fidelity Bond be, and hereby is, approved by a majority of the Non-Interested Directors; and

FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take all appropriate actions, including adjusting the terms of the Fidelity Bond as necessary, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that any and all previous lawful actions taken by the Company’s officers, principals or agents in connection with the Fidelity Bond be, and hereby are, approved and ratified as duly authorized actions of the Company; and

FURTHER RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to file a copy of the Fidelity Bond with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that the Secretary of the Company be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

	Chubb Group of Insurance Companies			DECLARATIONS
FINANCIAL INSTITUTION
	15 Mountain View Road, Warren, New Jersey 07059			BOND FORM B

NAME OF ASSURED (including its Subsidiaries):				Bond Number: 82050390 DFI

MAIN STREET CAPITAL CORPORATION
FEDERAL INSURANCE COMPANY
1300 POST OAK BLVD., SUITE 800				Incorporated under the laws of Indiana
HOUSTON, TX 77056				a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from		12:01 a.m. on	October 4, 2009
		to	12:01 a.m. on	October 4, 2010

ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $5,000,000

ITEM 3.	SINGLE LOSS LIMITS OF LIABILITY - DEDUCTIBLE AMOUNTS:

The amounts set forth below shall be part of and not in addition to the AGGREGATE LIMIT OF LIABILITY. If
“Not Covered” is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.

				SINGLE LOSS	DEDUCTIBLE
	INSURING CLAUSE			LIMIT OF LIABILITY	AMOUNT
	1.	Dishonesty
		A. Employee		$ 5,000,000	$ 100,000
		B. Trade or Loan		$ 5,000,000	$ 100,000
		C. Partner		$ 5,000,000	$ 100,000
	2.	On Premises		$ 5,000,000	$ 100,000
	3.	In Transit		$ 5,000,000	$ 100,000
	4.	Forgery or Alteration		$ 5,000,000	$ 100,000
	5.	Extended Forgery		$ 5,000,000	$ 100,000
	6.	Counterfeit Money		$ 5,000,000	$ 100,000
	7.	Computer System		$ 5,000,000	$ 100,000
	8.	Facsimile Signature		$ 5,000,000	$ 100,000

ITEM 4.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1-4

ITEM 5.	ORGANIZATIONS TO BE NOTIFIED OF TERMINATION:
None

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 1 of 1

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the
COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Dishonesty	1.	A.	Employee
Loss resulting directly from dishonest acts, other than stated in 1.B. below, of any Employee, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an Employee, which result in improper personal financial gain to either such Employee or other natural person acting in collusion with such Employee, or which acts were committed with the intent to cause the ASSURED to sustain such loss.

		B.	Trade or Loan

Loss resulting directly from dishonest acts of any Employee, committed alone or in collusion with others except with a director or trustee of the
ASSURED who is not an Employee, which arises totally or partially from:

(1) any Trade, or

(2) any Loan,

provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any Employee which result in improper personal financial gain to such Employee and which acts were committed with the intent to cause the ASSURED to sustain such loss.

Notwithstanding the foregoing, when a loss is covered under this INSURING
CLAUSE and the Employee was acting in collusion with others and intended to receive improper personal financial gain, but said Employee failed to derive such improper personal financial gain, such loss will nevertheless be covered under this INSURING CLAUSE as if the Employee had obtained such improper personal financial gain provided that the ASSURED establishes that the Employee intended to receive such improper personal financial gain.

		C.	Partner

Loss, in excess of the Financial Interest in the ASSURED of a Partner,
resulting directly from dishonest or fraudulent acts of such Partner, committed alone or in collusion with others, which acts must be committed with the intent:

(1) to cause the ASSURED to sustain such loss, and

(2) to obtain improper personal financial gain for such Partner and which acts in fact result in such Partner obtaining such gain.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 1 of 20

Insuring Clauses

Dishonesty		For the purpose of this INSURING CLAUSE, improper personal financial gain shall
(continued)		not include salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments received by a Partner or Employee.

On Premises	2.	Loss of Property resulting directly from:
		a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction, or

		b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the ASSURED,

while the Property is lodged or deposited at premises located anywhere.

Those premises of depositories maintained by a stock exchange in which the
ASSURED is a member shall be deemed to be premises of the ASSURED but only as respects loss of Certificated Securities.

Certificated Securities held by such depository shall be deemed to be Property to the extent of the ASSURED'S interest therein as effected by the making of appropriate entries on the books and records of such depository.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

		a.	in an armored motor vehicle, including loading and unloading thereof,

		b.	in the custody of a natural person acting as a messenger of the ASSURED,
or

		c.	in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1) written records,

(2) Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3) Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 2 of 20

Insuring Clauses
(continued)

Forgery Or Alteration	4.	Loss resulting directly from:
		a.	Forgery on, or fraudulent material alteration of, any Negotiable Instrument
(other than an Evidence of Debt), Acceptance, Withdrawal Order or receipt for the withdrawal of Property, Certificate of Deposit or Letter of
Credit, or

		b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions to the
ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property which instructions fraudulently purport to bear the handwritten signature of any customer of the ASSURED, financial institution, or Employee, but which instructions either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, financial institution, or Employee.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:

		a.	acquired, sold or delivered, given value, extended credit or assumed liability, in reliance on any original

			(1)	Certificated Security,

			(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,

			(3)	Evidence of Debt,

			(4)	Instruction which

			i.	bears a Forgery, or

			ii.	is fraudulently materially altered, or

			iii.	is lost or stolen, or

		b.	guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, or endorsement upon or in connection with any item listed in a.(1) through a.(4) above, or

		c.	acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a
Counterfeit Original.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a
Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 3 of 20

Insuring Clauses

Extended Forgery		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
(continued)		signature is treated the same as a handwritten signature.

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any counterfeit Money.

Computer System	7.	Loss resulting directly from fraudulent:
		a.	entries of data into, or
		b.	changes of data elements or programs within,
a Computer System, provided the fraudulent entry or change causes:
(1) funds or other property to be transferred, paid or delivered,
(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or
(3) an unauthorized account or a fictitious account to be debited or credited.

Facsimile Signature	8.	Loss resulting directly from any issuer of securities, transfer agent, bank, banker or trust company having received from the ASSURED or the New York Stock
Exchange, specimen copies of the ASSURED'S mechanically reproduced facsimile signature and having acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the ASSURED or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the ASSURED having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that
		a.	such facsimile signature is used
(1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the ASSURED on the books of the association, company or
corporation issuing the same, or
(2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the
ASSURED may now or at any time hereafter be named as an attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument, and
		b.	the New York Stock Exchange has not interposed any objections to the use by the ASSURED of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objections, and

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 4 of 20

Insuring Clauses

Facsimile Signature		c.	this INSURING CLAUSE 8. shall not apply to any Certificated Security
(continued)			which is a Counterfeit Original.

General Agreements

Joint Assured	A.		Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. Each and every other ASSURED shall be conclusively deemed to have consented and agreed that none of them shall have any direct beneficiary interest in or any right of action under this Bond and neither this Bond nor any right of action shall be assignable.

Knowledge possessed or discovery made by any ASSURED shall constitute knowledge possessed or discovery made by all of the ASSUREDS for the purposes of this Bond.

All losses and other payments, if any, payable by the COMPANY shall be payable to the first named ASSURED without regard to such ASSURED'S obligations to others, and the COMPANY shall not be responsible for the application by the first named ASSURED of any payment made by the COMPANY. If the COMPANY agrees to and makes payment to any ASSURED other than the one first named, such payment shall be treated as though made to the first named ASSURED. The
COMPANY shall not be liable for loss sustained by one ASSURED to the advantage of any other ASSURED.

Representations Made	B.		The ASSURED represents that all information it has furnished in the
By Assured			APPLICATION for this Bond or otherwise is complete, true and correct. Such
APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or	C.		If the ASSURED, while this Bond is in force, merges or consolidates with, or
Employees - Consolidation,			purchases or acquires assets or liabilities of another institution, the ASSURED
Merger Or Purchase Or			shall not have the coverage afforded under this Bond for loss which has:
Acquisition Of Assets Or		(1)	occurred or will occur on premises,
Liabilities - Notice To
Company		(2)	been caused or will be caused by any employee, or

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 5 of 20

General Agreements

Additional Offices Or		(3)	arisen or will arise out of the assets or liabilities,
Employees - Consolidation,		of such institution, unless the ASSURED:
Merger Or Purchase Or
Acquisition Of Assets Or		a.	gives the COMPANY written notice of the proposed consolidation, merger or
Liabilities - Notice To			purchase or acquisition of assets or liabilities prior to the proposed effective
Company			date of such action, and
(continued)		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

		c.	on obtaining such consent, pays to the COMPANY an additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

			i.	the assets shall not exceed ten percent (10%) of the ASSURED'S assets,

			ii.	there shall be neither any paid nor pending Bond claim for the three (3)
year period prior to the date of acquisition, and

			iii.	the ASSURED is not aware of any disciplinary action or proceeding by
State or Federal officials involving the acquired institution as of the date of acquisition.

The COMPANY further agrees that as respects any acquisition that involves a
State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the
BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a
Single Loss fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a Single Loss must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

Change Of Control -	D.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to
Notice To Company		exceed sixty (60) days, after the ASSURED learns of a change of control.
There shall be no coverage under this Bond for any loss involving a Partner or a stockholder or affiliated group of stockholders that acquires control if such loss occurs after the date such party acquired control and if notice of such change in control is not received by the COMPANY within the sixty (60) day time period.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 6 of 20

General Agreements

Change Of Control -		As used in this General Agreement, control means the power to determine the
Notice To Company		management or policy of a controlling holding company or of the ASSURED by
(continued)		virtue of partnership interest or voting stock ownership. A change in control, for the purpose of the required notice, means:

(1) a change of twenty-five (25%) percent in the Financial Interest in the
ASSURED or Partners due to a realignment of such Partners' percentage interest, or

(2) a change in ownership of voting stock or voting rights which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten (10%) percent or more of such stock or voting rights.

Notice To Company Of	E.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to
Legal Proceedings Against		exceed sixty (60) days after the ASSURED receives notice, of any legal
Assured - Election To		proceeding brought to determine the ASSURED'S liability for any loss, claim or
Defend		damage which, if established, would constitute a collectible loss under this Bond.
Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

The COMPANY may, at it sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the
ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under the applicable INSURING CLAUSE of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a DEDUCTIBLE AMOUNT is applicable, or both, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond, and the
COMPANY shall not be liable for any costs, fees and expenses incurred by the
ASSURED.

Nominees	F.	Loss sustained by any nominee organized by the ASSURED for the purpose of handling certain of the ASSURED'S business transactions and composed exclusively of its Employees shall, for all purposes under this Bond and whether any partner of the nominee is concerned or implicated in such loss, be deemed to be loss sustained by the ASSURED.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 7 of 20

Conditions And
Limitations

Definitions	1.	As used in this Bond:
		a.	Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

		b.	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

		c.	Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form, and

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

		d.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

		e.	Counterfeit Original means an imitation of an actual valid original which is intended to deceive and be taken as the original.

		f.	Employee means:

(1) an officer of the ASSURED,

(2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or duties in any of the ASSURED'S premises,

(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

(6) an employee of an institution merged or consolidated with the
ASSURED prior to the effective date of this Bond, or

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 8 of 20

Conditions And
Limitations

Definitions		(7) a director or trustee of the ASSURED, but only while performing acts
(continued)		within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED.

Each employer of persons as set forth in f.(4) or f.(5) preceding and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purpose of Section 1.s. below, and in the event of payment under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery, as stated in Section 11., against any such employer.

Employee does not mean any agent, broker, factor, commission merchant, independent contractor not specified in f.(4) or f.(5) preceding, intermediary, finder or other representative of the same general character who is not on the ASSURED'S payroll system or who is not subject to the ASSURED'S reporting to the United States Internal Revenue Service on a Form W-2 or
equivalent income reporting plans of other countries.

	g.	Evidence of Debt means an instrument, including a Negotiable
Instrument, executed by a customer of the ASSURED and held by the
ASSURED, which in the regular course of business is treated as evidencing the customer's debt to the ASSURED.

	h.	Financial Interest in the ASSURED includes the financial interest of the
ASSURED'S general partner(s) or limited partner(s) included as Partner under this Bond, committing dishonest acts covered by this Bond or concerned or implicated in such acts, and means:

(1) as respects general partners, the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this Bond, in the aggregate of:

(a) the "net worth" of the ASSURED which, for the purposes of this
Bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this Bond (except that credit balances and equities in proprietary accounts of the ASSURED, which shall include
capital accounts of partners, investment and trading accounts of the ASSURED, participations of the ASSURED in joint accounts, and accounts of partners which are covered by agreements
providing for the inclusion of equities as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary
accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the ASSURED,
and

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 9 of 20

Conditions And
Limitations

Definitions		(b) the value of all other Money, securities and property belonging to
(continued)		such general partner(s), or in which such general partner(s) have pecuniary interest, held by or in the custody of and legally available to the ASSURED as set-off against loss covered by this
Bond, provided,

however, that if such "net worth" adjusted to give effect to loss covered by this Bond and such value of all other Money, securities and property as set forth in h.(1)(b) preceding, plus the amount of coverage afforded by this
Bond on account of such loss, is not sufficient to enable the ASSURED to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the ASSURED of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the ASSURED on payment of loss under this
Bond to meet such obligations, to the extent that such payment will enable the ASSURED to meet such obligations, without any benefit accruing to such general partner(s) from such payment, and

(2) as respects limited partners, the value of such limited partner's(s)
investment in the ASSURED.

	i.	Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

	j.	Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

(1) a description of the issue of which the Uncertificated Security is a part, and

(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee, and

(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee, and

(4) the date the transfer pledge or release was registered.

	k.	Instruction means a written order to the issuer of an Uncertificated
Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

	l.	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

	m.	Loan means all extensions of credit by the ASSURED and all transactions creating a creditor or lessor relationship in favor of the ASSURED, including all purchase and repurchase agreements, and all transactions by which the
ASSURED assumes an existing creditor or lessor relationship.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 10 of 20

Conditions And
Limitations

Definitions	n.	Money means a medium of exchange in current use authorized or adopted
(continued)		by a domestic or foreign government as part of its currency.
	o.	Negotiable Instrument means any writing:

(1) signed by the maker or drawer, and

(2) containing an unconditional promise or order to pay a sum certain in
Money and no other promise, order, obligation or power given by the maker or drawer, and

(3) is payable on demand or at a definite time, and

(4) is payable to order or bearer.

	p.	Partner means any general partner of the ASSURED and any limited partner of the ASSURED who is also employed by the ASSURED.

	q.	Property means any Money; Certificated Security; Initial Transaction
Statement; Negotiable Instrument; Certificate of Deposit; Acceptance;
Evidence of Debt; Withdrawal Order; Letter of Credit; insurance policy;
abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of account and other records recorded in writing, but not data processing records or media.

	r.	Securities means either Certificated Securities or Uncertificated
Securities.

	s.	Single Loss means all covered loss, including court costs and attorneys'
fees incurred by the COMPANY under General Agreement E., resulting from:

(1) any one act of burglary, robbery or attempt at either, in which no
Partner or Employee is implicated, or

(2) any one act or series of related acts on the part of any natural person resulting in damage, destruction, or misplacement of Property, or

(3) all acts other than those specified in s.(1) and s.(2), caused by any natural person or in which such person is implicated, or

(4) any one event not specified in s.(1), s.(2) or s.(3).

	t.	Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

	u.	Trade means any purchase, exchange, or sale transaction, with or without knowledge of the ASSURED, whether or not represented by any
indebtedness or balance shown to be due the ASSURED on any customer account, actual or fictitious.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 11 of 20

Conditions And
Limitations

Definitions		v.	Transportation Company means any organization which provides its own
(continued)			or its leased vehicles for transportation or which provides freight forwarding or air express services.

		w.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2) of a type commonly dealt in on securities exchanges or markets, and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

		x.	Withdrawal Order means a non-negotiable instrument, other than an instruction, signed by a customer of the ASSURED authorizing the
ASSURED to debit the customer's account in the amount of funds stated
therein.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -	2.	This Bond does not directly or indirectly cover:
Applicable To All Insuring		a.	loss not reported to the COMPANY in writing within sixty (60) days after
Clauses			termination of this Bond as an entirety;

		b.	loss due to riot or civil commotion outside the United States of America and
Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

		c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

		d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

		e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

		f.	any costs, fees and expenses incurred by the ASSURED:

(1) in establishing the existence of or amount of loss covered under this
Bond, or

(2) as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

		g.	loss resulting from indirect or consequential loss of any nature;

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 12 of 20

Conditions And
Limitations

General Exclusions -		h.	loss resulting from dishonest acts of any member of the Board of Directors or
Applicable To All Insuring			Board of Trustees of the ASSURED who is not an Employee, acting alone
Clauses			or in collusion with others;
(continued)		i.	loss, or that part of any loss, resulting solely from any violation by the
ASSURED or by any Partner or Employee:
			(1)	of any law regulating:
				a.	the issuance, purchase or sale of securities,
				b.	securities transactions on security or commodity exchanges or the over the counter market,
				c.	investment companies,
				d.	investment advisors, or
			(2)	of any rule or regulation made pursuant to any such law;
		j.	loss of confidential information, material or data;
		k.	loss resulting from any actual or alleged:
			(1)	representation or advice, or
			(2)	warranty or guarantee as to the performance of any investment;
		l.	loss due to liability resulting from disclosure of or acting on material nonpublic information;
		m.	loss resulting from transactions in a customer's account, whether authorized or unauthorized, except loss resulting from the unlawful withdrawal and conversion of Money, Securities or precious metals directly from a customer's account and provided such unlawful withdrawal and conversion is covered under INSURING CLAUSE 1; or
		n.	loss caused by any natural person, partnership or corporation engaged by the ASSURED to perform data processing services.

Specific Exclusions -	3.	This Bond does not directly or indirectly cover:
Applicable To All Insuring		a.	loss caused by a Partner or Employee provided, however, this Section 3.a.
Clauses Except Insuring			shall not apply to loss covered under INSURING CLAUSE 2. or 3. which
Clause 1.			results		directly	from	misplacement,	mysterious	unexplainable
disappearance, or damage or destruction of Property;
		b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:
			(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any natural person acting as messenger of the
ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, or
			(2)	to do damage to the premises or Property of the ASSURED;

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 13 of 20

Conditions And
Limitations

Specific Exclusions -	c.	loss resulting from payments made or withdrawals from any account
Applicable To All Insuring		involving erroneous credits to such account, unless such payments or
Clauses Except Insuring		withdrawals are physically received by such depositor or representative of
Clause 1.		such depositor who is within the office of the ASSURED at the time of such
(continued)		payment or withdrawal, or except when covered under INSURING CLAUSE
1.;

	d.	loss involving any Uncertificated Security provided, however, this Section
3.d. shall not apply to INSURING CLAUSE 7.;

	e.	loss of property while in the mail;

	f.	damages resulting from any civil, criminal or other legal proceeding in which the ASSURED is adjudicated to have engaged in racketeering activity. For the purposes of this Section 3.f., "racketeering activity" is defined in 18
United State Code 1961 et seq., as amended;

	g.	loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the ASSURED provided, however, this Section 3.g. shall not apply to
Securities covered under INSURING CLAUSE 2.a.;

	h.	loss of Property while in the custody of a Transportation Company provided, however, this Section 3.h. shall not apply to INSURING CLAUSE
3.;

	i.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED'S Computer System;
	j.	loss resulting directly or indirectly from the input of data into a Computer
System terminal device, either on the premises of a customer of the
ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism;
	k.	loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards whether such cards were issued, or purport to have been issued, by the ASSURED or by anyone other than the ASSURED;
	l.	loss involving items of deposit which are not finally paid for any reason including, but not limited to, forgery or any other fraud;
	m.	loss caused by any agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character of the ASSURED; or
	n.	loss caused by any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character of any third party, while conducting business with the ASSURED on behalf of such third party.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 14 of 20

Conditions And
Limitations
(continued)

Specific Exclusions -	4.	This Bond does not directly or indirectly cover:
Applicable To All Insuring		a.	loss resulting from the complete or partial non-payment of or default on any
Clauses Except Insuring			Loan whether such Loan was procured in good faith or through trick, artifice,
Clauses 1., 4., And 5.			fraud or false pretenses provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 7;

		b.	loss resulting from forgery or any alteration;

		c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 6; or

		d.	loss resulting from any Trade provided, however, this Section 4.d. shall not apply to INSURING CLAUSE 7.

Limit Of Liability	5.	The COMPANY’S total cumulative liability for all Single Loss of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT
OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made
Aggregate Limit Of		under the terms of this Bond shall reduce the unpaid portion of the AGGREGATE
Liability		LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

		a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY,
and

		b.	the COMPANY shall have no obligation under General Agreement E. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been
exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with
Section 11. In the event that a loss of Property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE
LIMIT OF LIABILITY.

Single Loss Limit Of		The COMPANY'S liability for each Single Loss shall not exceed the applicable
Liability		SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.
If a Single Loss is covered under more than one INSURING CLAUSE, the maximum payable shall not exceed the largest applicable SINGLE LOSS LIMIT
OF LIABILITY.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 15 of 20

Conditions And
Limitations
(continued)

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this Bond,
or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
AMOUNT or the Financial Interest in the ASSURED, or the exact amount or details of loss may not then be known.

Notice To Company -	7.	a.	The ASSURED shall give the COMPANY notice at the earliest practicable
Proof - Legal Proceedings			moment, not to exceed sixty (60) days after discovery of a loss, in an amount
Against Company			that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated
in ITEM 3. of the DECLARATIONS.

		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

		c.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

		d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

		e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceeding shall be brought under this Bond by anyone other than the ASSURED.

Deductible Amount	8.	The COMPANY shall be liable under this Bond only for the amount by which any
Single Loss is greater than the applicable DEDUCTIBLE AMOUNT as stated in
ITEM 3. of the DECLARATIONS, and is equal to or less than the applicable
SINGLE LOSS LIMIT OF LIABILITY. The DEDUCTIBLE AMOUNT is in addition to the Financial Interest in the ASSURED as stated in Section 1.h.

Valuation	9.	The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the
Books Of Account Or		lost books of account or other records, plus the cost of labor paid by the
Other Records		ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 16 of 20

Conditions And
Limitations
(continued)

Loan			The value of any loss or that portion of any loss resulting from a Loan shall be the amount actually disbursed by the ASSURED to a borrower under such Loan reduced by all amounts including, but not limited to, interest and fees received by the ASSURED under all Loans to such borrower, whether or not part of any claim under this Bond.

Money			Any loss of Money, or loss payable in Money, shall be paid in the Money of the
United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

Other Property			The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with property of like quality and value, whichever is less.

Securities			The value of any loss of Securities shall be the average market value of such
Securities on the business day immediately preceding discovery of such loss provided, however, that the value of any Securities replaced by the ASSURED, with the consent of the COMPANY and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

Set-Off			Any loss covered under INSURING CLAUSE 1.A. shall be reduced by a set-off consisting of the amount owed to the Employee causing the loss, whether or not assigned to another.

Trade			The value of any loss or that portion of any loss resulting from a Trade shall be reduced by the amount of commission and other amounts received by the
ASSURED as a result of such Trade.

Securities Settlement	10.		In the event of a loss of Securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement Securities, tender the value of the
Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the
COMPANY'S indemnity shall be:

		a.	for Securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%) percent;

		b.	for Securities having a value in excess of the applicable DEDUCTIBLE
AMOUNT but within the SINGLE LOSS LIMIT OF LIABILITY - the
percentage that the DEDUCTIBLE AMOUNT bears to the value of the
Securities;

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 17 of 20

Conditions And
Limitations

Securities Settlement		c.	for Securities having a value greater than the applicable SINGLE LOSS
(continued)			LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the SINGLE LOSS LIMIT OF LIABILITY bears to the value of the Securities.

The value referred to in Sections 10.a., b., and c. is the value in accordance with
Section 9., Valuation, regardless of the value of such Securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of
Securities which is not covered by this Bond, however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the COMPANY'S premium charge for the COMPANY'S indemnity as set forth in Sections 10.a., b., and c. No portion of the SINGLE LOSS LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement Securities.

Subrogation -	11.	In the event of a payment under this Bond, the COMPANY shall be subrogated to
Assignment - Recovery		all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, in the following order:

		a.	first, to the satisfaction of the ASSURED'S covered loss which would otherwise have been paid but for the fact that it is in excess of either the
SINGLE LOSS LIMIT OF LIABILITY or AGGREGATE LIMIT OF LIABILITY,

		b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

		c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
AMOUNT, and

		d.	fourth, to the ASSURED in satisfaction of any loss suffered by the
ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 18 of 20

Conditions And
Limitations

Subrogation -		This Bond does not afford coverage in favor of any Depository, and, in the event of
Assignment – Recovery		a payment under this Bond, the COMPANY shall be subrogated to the
(continued)		ASSURED'S rights of recovery against any Depository.
To the extent that, under the rules of a Depository, the ASSURED is liable to such
Depository for a portion of the recovery received by the COMPANY, the
COMPANY will reimburse the ASSURED for the ASSURED'S liability for its portion of such recovery up to, but not exceeding, the amount of the loss payment by the COMPANY.

Cooperation Of Assured	12.	At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:
		a.	submit to examination by the COMPANY and subscribe to the same under oath, and
		b.	produce for the COMPANY'S examination all pertinent records, and
		c.	cooperate with the COMPANY in all matters pertaining to the loss.
The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this Bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.	This Bond terminates as an entirety on the earliest occurrence of any of the following:
		a.	immediately on the receipt by the COMPANY of a written notice from the
ASSURED of its decision to terminate this Bond, or
		b.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or
Federal officials, or
		c.	immediately on the dissolution of the ASSURED, or
		d.	immediately on the taking over of the ASSURED by another entity, or
		e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or
		f.	immediately on expiration of the BOND PERIOD.
This Bond terminates as to any Partner or Employee:
(1) immediately on the ASSURED, or any of its Partners, directors, trustees or officers not acting in collusion with such Partner or
Employee, learning of any dishonest act committed by such Partner or Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this
Bond, and whether against the ASSURED or any other person or entity, or

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 19 of 20

Conditions And
Limitations

Termination			(2) fifteen (15) days after the receipt by the ASSURED of a written notice
(continued)			from the COMPANY of its decision to terminate this Bond as to any
			Partner or Employee.

			Termination as to any Partner or Employee shall not apply if the dishonest
			act occurred prior to the employment with the ASSURED and involved less
			than $10,000.

			Such termination, however, is without prejudice to the loss of any Property
			then in transit in the custody of such Partner or Employee.

			The COMPANY will mark its records to indicate that the organizations named in
			ITEM 5. of the DECLARATIONS are to be notified promptly concerning termination
			or substantial modification of this Bond as an entirety or as to any Partner or
			Employee, whether such termination is effected by notice from the ASSURED or
			by the COMPANY. The COMPANY will use its best efforts to so notify said
			organizations, but failure to so notify shall not impair or delay the effectiveness of
			any such termination.

Other Insurance	14.		Coverage under this Bond shall apply only as excess over any other valid and
			collectible insurance, indemnity or suretyship obtained by or on behalf of:

		a.	the ASSURED, or

		b.	a Transportation Company, or

		c.	another entity on whose premises the loss occurred or which employed the
			person causing the loss or engaged the messenger conveying the Property
			involved.

Employee Benefit Plans	15.		All of the ASSURED'S employee benefit plans that qualify under Section 412 of
			the Employee Retirement Income Security Act of 1974 (ERISA), are provided
			bonding protection under INSURING CLAUSE 1., DISHONESTY, as required
			under ERISA.

Conformity	16.		If any limitation within this Bond is prohibited by any law controlling this Bond's
			construction, such limitation shall be deemed to be amended so as to equal the
			minimum period of limitation provided by such law.

Change Or Modification	17.		This Bond or any instrument amending or affecting this Bond may not be changed
			or modified orally. No change in or modification of this Bond shall be effective
			except when made by written endorsement to this Bond signed by an authorized
			representative of the COMPANY.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 20 of 20

FEDERAL INSURANCE COMPANY
			Endorsement No.:	1 DFI
			Bond Number:	82050390

NAME OF ASSURED: MAIN STREET CAPITAL CORPORATION
AMENDED EXTENDED FORGERY ENDORSEMENT
It is agreed that this Bond is amended by deleting INSURING CLAUSE 5., Extended Forgery, in its entirety and substituting the following:
5.	Extended Forgery
Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:
	a.	acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original
		(1)	Certificated Security,
		(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,
		(3)	Evidence of Debt, or
		(4)	Instruction
which
		i.	bears a Forgery, or
		ii.	is fraudulently materially altered, or
		iii.	is lost or stolen, or
	b.	guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, or endorsement upon or in connection with any item listed in a.(1) through
a.(4) above, or
	c.	acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original.

B-2 Bond
Form 17-02-5497 (Ed. 7-03)	Page 1

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.
For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

This Endorsement applies to loss discovered after 12:01 a.m. on October 4, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 29, 2009

B-2 Bond
Form 17-02-5497 (Ed. 7-03)	Page 2

Effective date of
this endorsement: October 4, 2009	FEDERAL INSURANCE COMPANY
	Endorsement No.: 2 DFI
	To be attached to and form a part of Bond
	Number:	82050390

Issued to: MAIN STREET CAPITAL CORPORATION
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 29, 2009

Form 14-02-9228 (Ed. 4/2004)

FEDERAL INSURANCE COMPANY
Endorsement No:	3 DFI
Bond Number:	82050390
NAME OF ASSURED: MAIN STREET CAPITAL CORPORATION

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
Main Street Capital Corporation
Main Street Capital Partners, LLC
Main Street Mezzanine Management, LLC
Main Street Mezzanine Fund, LP

This Endorsement applies to loss discovered after 12:01 a.m. on October 4, 2009.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 29, 2009

B-2 Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

FEDERAL INSURANCE COMPANY
Endorsement No:	4 DFI
Bond Number:	82050390

NAME OF ASSURED: MAIN STREET CAPITAL CORPORATION
TEXAS AMENDATORY ENDORSEMENT
It is agreed that this Bond is amended by adding an additional paragraph to Section 13.,Termination, as follows:
"The COMPANY may not terminate or refuse to renew this Bond solely because the ASSURED is an elected official."

This Endorsement applies to loss discovered after 12:01 a.m. on October 4, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 29, 2009

State Amendatory-General Use Form 17-02-1429 (Ed. 1-97)

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective
December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the
Treasury, in concurrence with the Secretary of State and the Attorney General of the
United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United
States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the
Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds
$100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed
$100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

Policyholder Information Notice

IMPORTANT NOTICE	AVISO IMPORTANTE

To obtain information or make a complaint:	Para obtener información o para someter una
queja:

You may call Chubb's toll-free telephone	Usted puede llamar al número de teléfono gratis de
number for information or to make a complaint	Chubb's para información o para someter una
at	queja al

1-800-36-CHUBB	1-800-36-CHUBB

You may contact the Texas Department of	Puede comunicarse con el Departamento de
Insurance to obtain the information on	Seguros de Texas para obtener información
companies, coverages, rights or complaints at	acerca de compañias coberturas, derechos o
quejas al

1-800-252-3439	1-800-252-3439

You may write the Texas Department of	Puede escribir al Departamento de Seguros de
Insurance	Texas

P.O. Box 149104	P.O. Box 149104
Austin, TX 78714-9104	Austin TX 78714-9104
Fax # (512) 475-1771	FAX # (512) 475-1771

PREMIUM OR CLAIM DISPUTES	DISPUTAS SOBRE PRIMAS O RECLAMOS:

Should you have a dispute concerning your	Si tiene una disputa concerniente a su prima o a
premium or about a claim you should contact	un reclamo, debe comunicarse con el agente
the agent first. If the dispute is not resolved,	primero. Si no se resueve la disputa, puede
you may contact the Texas Department of	entonces comunicarse con el departamento (TDI).
Insurance.

ATTACH THIS NOTICE TO YOUR POLICY:	UNA ESTE AVISO A SU POLIZA:

This notice is for information only and does not	Este aviso es solo para proposito de información y
become a part or condition of the attached	no se convierte en parte o condicion del
document.	documento adjunto.

Texas Policyholder Information Notice Form 99-10-0299 (Ed. 8-01)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents
(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

9/29/2009

MAIN STREET CAPITAL CORPORATION
1300 POST OAK BLVD., SUITE 800
HOUSTON, TX 77056

Re: Financial Strength
Insuring Company: FEDERAL INSURANCE COMPANY

Dear MAIN STREET CAPITAL CORPORATION

Chubb continues to deliver strong financial performance. Our financial strength, as reflected in our published reports and our ratings, should give you peace of mind that Chubb will be there for you when you need us most.

•	Chubb’s financial results during calendar year 2008 stand out in the industry.

•	Chubb’s balance sheet is backed with investments that we believe emphasize quality, safety, and liquidity, with total invested assets of $38.7 billion as of December 31, 2008.

•	With 127 years in the business, Chubb is here for the long term, which is why we vigorously guard our financial strength and take what we believe is a prudent approach to assuming risk - on both the asset and liability sides of our balance sheet.

•	Chubb is one of the most highly rated property and casualty companies in the industry, which is a reflection of our overall quality, strong financial condition, and strong capital position.
	o	Chubb’s financial strength rating is “A++” from A.M. Best Company, “AA” from Fitch,
“Aa2” from Moody’s, and “AA” from Standard & Poor’s – the leading independent evaluators of the insurance industry.
	o	Chubb’s senior unsecured corporate debt rating from Standard & Poor’s was upgraded from “A” to “A+” on December 15, 2008. Standard & Poor’s also reaffirmed all of
Chubb’s ratings with a “stable” outlook.
	o	A.M. Best, Fitch, and Moody’s recently affirmed all of Chubb’s ratings with a “stable”
outlook. (For reference, A.M. Best reaffirmed us on 12/23/08, Fitch on 2/13/09, and
Moody’s on 2/4/09.)
	o	For more than 50 years, Chubb has remained part of an elite group of insurers that have maintained A.M. Best’s highest ratings.

•	Chubb was named to Standard & Poor’s list of S&P 500 Dividend Aristocrats, one of 52 companies in the S&P 500 index that have increased dividends every year for at least 25 consecutive years.

•	Chubb’s investment portfolio has held up extremely well. Chubb takes what we believe is a conservative approach to selecting and managing our assets. Furthermore, Chubb does not have any direct exposure to the subprime mortgage-backed securities market, and we stopped doing new credit derivative business in 2003 and put existing business in runoff.

99-10-0100 (06/2009)

Rarely has Chubb’s business philosophy – to underwrite conservatively and invest judiciously –
been more important than it is today. By adhering to this philosophy, we now have the capacity and flexibility to respond to opportunities, especially when you engage us in fully understanding your business risks.

We want you to know that Chubb is well-positioned to continue serving your needs with our underwriting expertise; broad underwriting appetite across all property, casualty, and specialty lines; and claim services. If you have any questions, feel free to call your agent or broker or your local Chubb underwriter. As always, we appreciate the trust you place in us as your insurance partner.

99-10-0100 (06/2009)